Filed by Novacea, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Novacea, Inc.

Commission File No: 000-51967

Contacts:

Transcept Pharmaceuticals, Inc. Michael Gill Director of Communications (510) 215-3575	The Ruth Group Investors / Media Stephanie Carrington / Jason Rando (646) 536-7017 / 7025 scarrington@theruthgroup.com jrando@theruthgroup.com

Transcept Pharmaceuticals Announces FDA Acceptance for Review

of New Drug Application for Intermezzo®

FDA to review Intermezzo® (zolpidem tartrate sublingual lozenge) as the first sleep aid specifically designed for the treatment of middle-of-the-night awakenings

Pt. Richmond, Calif., December 16, 2008: Transcept Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company, announced today that it has received confirmation from the U.S. Food and Drug Administration (FDA) that the New Drug Application (NDA) for Intermezzo® (zolpidem tartrate sublingual lozenge) has been accepted for review by the agency. Intermezzo® is a low dose, buffered, sublingual formulation of zolpidem intended to be the first prescription sleep aid indicated for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep.

Glenn A. Oclassen, President and Chief Executive Officer of Transcept, commented, “Confirmation that the FDA has accepted the Intermezzo® NDA and has begun its review represents another important milestone in our efforts to gain FDA approval for Intermezzo®, which we believe is positioned to be the first commercially available sleep aid designed specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep. Based on an anticipated standard review process, we currently expect to receive a complete response letter regarding Intermezzo® in the fourth quarter of 2009 and to initiate the potential U.S. commercialization and launch in the first half of 2010, if Intermezzo® is approved.”

The Intermezzo® NDA follows the successful completion of two Phase 3 clinical trials. The first Intermezzo® Phase 3 trial was a double-blind, placebo-controlled crossover sleep laboratory study of 82 patients, which Transcept believes to be among the largest reported sleep laboratory studies of its type. Results from the study demonstrated that the Intermezzo® 1.75 mg and 3.5 mg doses, when used at the time of a middle of the night awakening, significantly shortened the time for patients to return to sleep as compared to placebo, with no evidence of next day residual sedative effects with either dose. Further, when patients used the 3.5 mg dose, the study also indicated statistically significant improvements in total sleep time, sleep efficiency, subjective number of post-dose awakenings, sleep quality, level of refreshed sleep, and next day ability to function. Transcept believes that these are the lowest zolpidem doses that have been reported to be statistically superior to placebo in producing sleep.

The second Phase 3 clinical trial was a double-blind, placebo-controlled outpatient study in which 294 patients used either Intermezzo® 3.5 mg or placebo at home, at the time they awakened in the middle of the night and had difficulty returning to sleep. This Phase 3 clinical trial also met its primary endpoint of significantly reducing the time required for the patient to return to sleep versus placebo. After dosing and returning to sleep, patients in the outpatient study who were randomized to Intermezzo® also reported fewer subsequent awakenings and less time awake during the remainder of the night. There was no evidence of next day residual sedative effects after middle of the night use of Intermezzo® versus placebo.

About Transcept Pharmaceuticals

Transcept Pharmaceuticals is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. Intermezzo® Phase 3 clinical trials have been completed and, on September 30, 2008, Transcept submitted a New Drug Application for Intermezzo® to the U.S. Food and Drug Administration which was accepted for filing on December 15, 2008.

For further information, please visit the company’s website at: www.transcept.com.

Additional Information About the Transcept Novacea Merger and Where to Find It

On August 29, 2008, Transcept Pharmaceuticals, Inc. and Novacea, Inc. (Nasdaq: NOVC) entered into a definitive merger agreement under which Novacea will merge with Transcept in an all-stock transaction. This communication may be deemed to be solicitation material in respect of the proposed transaction between Transcept and Novacea. On October 3, 2008, Novacea filed a joint proxy statement/prospectus/information statement in connection with the merger with Transcept. Once declared effective by the SEC, the final proxy statement included in the Form S-4 will be mailed to Novacea stockholders prior to a meeting of Novacea stockholders to consider the merger proposal. Investors and security holders of Novacea and Transcept are urged to read the proxy statement/prospectus/information statement because it will contain important information about Novacea, Transcept and the proposed transaction. The proxy statement/prospectus/information statement, and any other documents filed by Novacea with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Novacea by contacting Novacea Investor Relations by e-mail at IR@novacea.com or by telephone at (650) 228-1800. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Novacea and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Novacea and their respective interests in the proposed transaction is available in the proxy statement/prospectus/information statement.

Safe Harbor

This press release contains forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995 (the “Act”). Transcept and Novacea disclaim any intent or obligation to update these forward-looking statements, and claim the protection of the Safe Harbor for forward-looking statements contained in the Act. Examples of such statements include, but are not limited to, the expected timing of potential U.S. Food and Drug Administration (FDA) approval of Intermezzo®; and the expected timing of commercialization and launch of Intermezzo®; and the expected benefits of Transcept product candidates. Such statements are based on management’s current expectations, but actual results may differ materially due to various risks and uncertainties, including, but not limited to, failure of Novacea stockholders to approve the merger; Novacea or Transcept inability to satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated; the rates of use of Transcept and Novacea cash and cash equivalents prior to the closing of the merger; positive results in clinical trials may not be sufficient to obtain FDA approval; physician or patient reluctance to use Intermezzo®, if approved; potential alternative therapies; maintaining adequate patent or trade secret protection without violating the intellectual property rights of others; and other difficulties or delays in, or unexpected expenses incurred in connection with, obtaining regulatory approval, market acceptance and commercialization of Intermezzo®.

Intermezzo® is a registered trademark of Transcept Pharmaceuticals, Inc.